UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


(Check  one): [ ] Form 10-K [ ] Form 20-F  [X] Form 11-K
              [ ] Form 10-Q [ ] Form N-SAR [ ] Form N-CSR

For  Period  Ended: December  31,  2004
                   --------------------

[ ]     Transition  Report  on  Form  10-K
[ ]     Transition  Report  on  Form  20-F
[ ]     Transition  Report  on  Form  11-K
[ ]     Transition  Report  on  Form  10-Q
[ ]     Transition  Report  on  Form  N-SAR

For  the  Transition  Period  Ended:
-------------------------------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART  1-  REGISTRANT  INFORMATION

                Midas Retirement Savings Plan for Hourly Employees
                --------------------------------------------------
                Full title of the plan required to file Form 11-K

                                   Midas, Inc.
                --------------------------------------------------
 Full name of registrant and issuer of the securities held pursuant to the plan


                           Former Name if Applicable


                          1300 Arlington Heights Road
                          ---------------------------
           Address of Principal Executive Office (Street and Number)


                                Itasca, IL 60143
                            ------------------------
                            City, State and Zip Code


PART  II  -  RULES  12B-25(B)  AND  (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day
[X] following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART  III  -  NARRATIVE

Due to unanticipated delays in the collection and compilation of necessary information relating to the investments within the Midas Retirement Savings Plan for Hourly employees (the "Plan") the Plan's required financial statements for the fiscal year ended December 31, 2004 and corresponding audit will not be completed in time to file the Annual Report on Form 11-K within the prescribed period without unreasonable effort or expense. The plan expects to file the Form 11-K on or before the fifteenth (15th) calendar day following the prescribed due date for the Form 11-K.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

 Benedect J. Parma                    630                       438-3028
------------------                -----------              ------------------
      (Name)                     (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

Yes [ ] No [X]

The Form 11-K for the year ended December 31, 2003 has not been filed and will be filed concurrently with the Form 11-K for the year ended December 31, 2004.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [X ]  No [ ]



             Midas Retirement Savings Plan for Hourly Employees
             --------------------------------------------------
                                 (Name of Plan)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  June  29, 2005                                   By: /s/ Benedict J. Parma
                                                           ---------------------
                                                           Benedict J. Parma
                                                           VP Human Resources